Exhibit 12.1

CONCENTRA OPERATING CORPORATION

COMPUTATION OF RATIOS

Ratio of Earnings to Fixed Charges

(Unaudited)

	Years Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$41,794	$(17,512)	$(2,360)	$(14,650)	$1,026	$(2,102)	$39,781
Less: Equity in earnings of unconsolidated subsidiaries net of related distributions	(218)	(474)	(1,210)	(3,015)	(850)	(937)	2,209
Fixed charges	25,282	44,126	77,438	77,042	75,560	57,584	51,740

Total earnings(1)	$66,858	$26,140	$73,868	$59,377	$75,736	$54,545	$93,730

Fixed Charges:
Interest expense	$18,021	$35,779	$68,932	$67,250	$63,981	$48,880	$43,154
Interest portion of rent expense	7,261	8,347	8,506	9,792	11,579	8,704	8,586

Total fixed charges	$25,282	$44,126	$77,438	$77,042	$75,560	$57,584	$51,740

Ratio of earnings to fixed charges	2.6x	N/A	N/A	N/A	1.0x	N/A	1.8x

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings include income from continuing operations before income taxes adjusted for fixed charges and equity in earnings of unconsolidated subsidiaries and related distributions. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and one-fourth of rent expenses, which we estimate as the interest component of such rentals.